PRESS RELEASE

Executive Board and Supervisory Board recommend acceptance of Bayer offer for takeover of Schering AG

Berlin, April 18, 2006 – The Executive Board and the Supervisory Board of Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced in a joint opinion that, following the assessment of the offer document, they look upon the formal takeover offer of Bayer AG published on April 13, 2006 favorably and recommend to the shareholders of Schering AG to accept the offer.

Bayer has offered to acquire all shares of Schering AG at a price of EUR 86 per share in cash.

The Executive Board and the Supervisory Board of Schering AG have based their decision on the consideration that the offer price comprises a premium over the recent and historical market prices of Schering AG shares and reflects in a fair way the potential and future perspectives of the Schering Group. This assessment is supported by the fairness opinions provided by the investment banks Morgan Stanley and Dresdner Kleinwort Wasserstein and was confirmed by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungs-gesellschaft.

Furthermore, the pharmaceutical businesses of Bayer AG and Schering AG are complementary and follow the same strategy with a focus on specialty healthcare products. Joining forces will form an important pharmaceutical company which will be in an even better position to compete in the global market.

Moreover, the executive boards of both companies agreed to share any staff reductions in a fair and balanced way and to carry them out in a socially responsible manner. The headquarters of the combined pharmaceutical business which will operate in Germany under the company name “Bayer-Schering-Pharma” and will be established in Berlin, Germany.

“Bayer’s proposal has been carefully examined considering the interests of all stakeholders. It includes a fair price and additional important commitments. Therefore we are convinced that it is a good offer,” says Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “By joining forces we will create an internationally successful specialized pharmaceutical business with a promising future.”

The joint opinion of the Executive Board and the Supervisory Board of Schering AG will be available on Schering AG’s website at http://www.schering.de as well as on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov. German and English versions of this opinion may be obtained free of charge by calling 0800 9007 600 (toll-free in Germany) or +1 800 424 9001 (toll-free in the USA).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Find additional information at: www.schering.de/eng

At an appropriate time, Schering Aktiengesellschaft will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to any tender offer for the ordinary shares or American Depositary Shares of Schering Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents which they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s when they become available website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.